UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
HOMELAND ENERGY SOLUTIONS, LLC
(Exact name of small business issuer as specified in its charter)

Iowa	20-3919356
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

106 W. Main Street, Riceville, IA	50466
(Address of principal executive offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

None	None
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☑
Securities Act registration statement file number to which this form relates: 333-135967 (if applicable)
Securities to be registered pursuant to Section 12(g) of the Act:
Limited Liability Company Membership Units

(Title of class)

Item 1.	Description of Registrant’s Securities to be Registered.
     Homeland Energy Solutions, LLC (“Homeland”) is an Iowa limited liability company. References to the “Registrant”, “we”, “our” or “us” mean and refer to Homeland. We have one class of membership units issued and outstanding. As of March 31, 2008, there were 91,445 units outstanding, and we had approximately 1,100 holders of record of our units. As of our fiscal year end on December 31, 2007, we had assets exceeding $10,000,000 and more than 500 holders of record of our units. Accordingly, we are registering our units in this registration statement. Our units, when issued and fully paid for, are non-assessable, not subject to redemption, and have no conversion rights.
     Pursuant to our Operating Agreement, and any amendments thereto, distributions of Homeland’s net cash flow (meaning our gross cash proceeds less the amount of proceeds used for expenses, debt payments, capital improvements, replacements, contingencies, as reasonably determined by our board of directors) are made in proportion to the units held by each member. This means that a member’s distribution is calculated based upon the number of units owned by the member in proportion to the total number of units outstanding. Distributions are restricted by certain loan covenants contained in debt financing agreements that are currently in effect and that we may enter into from time to time.
     Each unit holder accepted as a member of Homeland is entitled to vote on all matters coming to a vote of the members. On each matter brought to a vote of the members, each member may cast one vote per unit held by the member. The presence of members representing an aggregate of at least 30% of the membership is required for the transaction of business at a meeting. Members may cast votes in person or by proxy. Members do not have cumulative voting or pre-emptive rights.
     Each member who holds 5,000 or more units, all of which were purchased during our initial registered offering pursuant to the Securities Act of 1933, as of a date within 30 days following the financial closing of our debt financing, is deemed an “appointing member” and is entitled to appoint one director for each block of 5,000 units. However, an Appointing Member may not appoint more than two directors, regardless of the total number of units owned and purchased in this initial public offering. Units held by an affiliate or related party of a member shall be included in the determination of whether the member holds enough units for purposes of this special right of appointment. A director appointed under this special right shall serve indefinitely until a successor is appointed, or until the earlier death, resignation, or removal of the director. Any such director may be removed for any reason by the member appointing him or her, upon written notice to the board of directors, and such notice may designate and appoint a successor director to fill the vacancy. If the number of units held by the appointing member falls below the threshold of 5,000 units, the term of any director appointed by that appointing member terminates and the board of directors may appoint a successor. Should the appointing member transfer the entire block of 5,000 units, the appointment rights do not transfer with the units, unless the transfer is to an affiliate or related party of the appointing member. Currently, Homeland has two appointing members: one holding the right to appoint two directors; and one holding the right to appoint one director.
     Beginning with the fiscal year ending in calendar year 2008, members have the right to elect at an annual meeting, the board of directors who serve staggered three-year terms. Nominations for directors may be made by the nominating committee of the board of directors or by the board of directors as a whole. Members may also nominate candidates for our board by giving advance written notice to Homeland with information about the nominee and the nominating member. Any board nomination made by a member must be accompanied by a nominating petition signed by unit holders representing at least 5% of our outstanding units.
     In addition to electing members of the board of directors as set forth above, members of Homeland are entitled to vote on:
•	our engagement in any activity that is inconsistent with our purpose, which is owning, constructing, operating, leasing, financing, contracting with and/or investing in ethanol production and by-product facilities; engaging in the processing of feedstocks into ethanol and any and all by-products and the marketing of all products and by-products from such processing; and engaging in any other business and investment activity in which an Iowa limited liability company may lawfully engage, as determined by the directors;

•	knowing acts in contravention of the Operating Agreement, or any amendments thereto, or company action that would make it impossible to carry on our ordinary business;
•	possession of company property by one or more directors or the assignment of rights in specific company property for a non-company purpose;
•	our voluntary engagement in any action that would cause Homeland’s bankruptcy;
•	the merger, consolidation, exchange, or other disposition of all or substantially all of the property of Homeland, except for a liquidating sale of property in connection with the dissolution of Homeland;
•	our confession of a judgment against Homeland in amounts exceeding Five Hundred Thousand Dollars ($500,000);
•	the issuance of units at a purchase price of less than thirty percent (30%) of the purchase price offered to investors in Homeland’s initial registered offering of units;
•	the issuance of more than an aggregate number of Units that is greater than one hundred twenty-five percent (125%) of the maximum number of Units to be offered to investors in Homeland’s initial registered offering of units;
•	the election to dissolve Homeland; and
•	an act to cause Homeland to acquire any equity or debt securities of any director or its affiliates, or the making of loans to any director or affiliate of Homeland.
     Members are entitled to reasonably access certain information concerning our business and affairs, including, but not limited to, a list of our members and their capital accounts, our financial statements for the six most recent fiscal years, tax returns for the six most recent taxable years and our Articles of Organization and Operating Agreement, together with all amendments. A member’s right to access this information is subject to any confidentiality restrictions we may implement.
     Our Operating Agreement prohibits all members from disposing of or transferring units without approval by our board of directors and compliance with the Operating Agreement. Members are allowed to transfer their units as follows:
•	To a member’s administrator or trustee to whom the units are transferred involuntarily by operation of law;
•	To a member’s descendants or spouse, without consideration or in trust;
•	To any individual or entity approved by our directors, in writing; or
•	To any affiliate or related party of a member;
     The four types of transfers set forth above will be permitted provided they satisfy the following conditions:
•	The transferor and transferee must execute and deliver conveyance documents satisfactory to our legal counsel;
•	The transferor and transferee must furnish their tax identification numbers, information with respect to tax basis and any other information necessary to the preparation and filing of all of our required state and federal tax returns;
•	The units must be registered under the Securities Act and any applicable state laws or the transferor must provide an opinion of counsel, satisfactory to our directors, regarding an applicable exemption for which the transfer is eligible and that the transfer does not violate any applicable securities laws;
•	The transferor must provide an opinion of counsel, satisfactory to our directors, that the transfer does not trigger applicability of the Investment Company Act of 1940;

•	The transfer must not result in the termination of Homeland within the meaning of Section 708 of the Internal Revenue Code of 1986, as amended;
•	No transfer may be initiated or occur after the members have voted to dissolve and liquidate Homeland or a decree of judicial dissolution has been entered; and
•	No transfer may occur if the transfer would cause Homeland to be treated as a publicly traded partnership within the meaning of Section 7704(b) of the Internal Revenue Code of 1986, as amended.
     The Directors have the authority to waive any legal opinion or other condition set forth above. In the event any member attempts to make non-permitted transfer of units, the transfer will be null and void. However, if Homeland is required to recognize the transfer or if the directors decide, in their discretion, to recognize the transfer, the units transferred will be limited only to the transferring member’s economic interest. In addition, the transferring member’s economic interest may be used to satisfy any debts, obligations or liabilities for damages that the transferor or transferee may have to Homeland. The parties engaging in a transfer that is not permitted under our Operating Agreement will hold harmless and indemnify Homeland and the other members from all cost, liability, and damage that the indemnified members may incur as a result of the transfer or attempted transfer. We believe these restrictions, along with the requirement set forth in our Operating Agreement that no member shall directly or indirectly own or control more than forty-nine percent (49%) of the issued and outstanding units at any time, would delay or defer a change of control of Homeland.

Item 2.	Exhibits.
     The following exhibits are filed as part of this registration statement. Exhibits previously filed are incorporated by reference, as noted.

Exhibit No.	Exhibit

3.1
Articles of Organization of the Registrant. Filed as Exhibit 3.1 to the Registrant’s registration statement on Form SB-2 (Commission File No. 333-135967), originally filed on July 21, 2006 and incorporated by reference herein.

3.2
Articles of Amendment to Articles of Organization. Filed as Exhibit 3.2 to the Registrant’s registration statement on Form SB-2 (Commission File No. 333-135967), originally filed on July 21, 2006 and incorporated by reference herein.

3.3
Operating Agreement dated March 9, 2006. Filed as Exhibit 3.3 to the Registrant’s registration statement on Form SB-2 (Commission File No. 333-135967), originally filed on July 21, 2006 and incorporated by reference herein.

3.4
First Amendment to Operating Agreement dated March 9, 2006. Filed as Exhibit 3.4 to Pre-Effective Amendment No. 3 filed November 22, 2006 to the Registrant’s registration statement on Form SB-2 (Commission File No. 333-135967) and incorporated by reference herein.

4.1
Form of Membership Unit Certificate. Filed as Exhibit 4.1 to the Registrant’s registration statement on Form SB-2 (Commission File 333-135967), originally filed on July 21, 2006 and incorporated by reference herein.

10.30
Master Loan Agreement dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.30 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

10.31
First Supplement to the Master Loan Agreement dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.31 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

Exhibit No.	Exhibit
10.32
Second Supplement to the Master Loan Agreement dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.32 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

10.33
Third Supplement to the Master Loan Agreement dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.33 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

10.34
Construction Note dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.34 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

10.35
Term Revolving Note dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.35 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

10.36
Revolving Line of Credit Note dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.36 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

10.37
Mortgage dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.37 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

10.38
Security Agreement dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.38 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

10.39
Disbursing Agreement dated November 30, 2007 between Homeland Energy Solutions, LLC and Home Federal Savings Bank. Filed as Exhibit 10.39 to Form 10-KSB for fiscal year ended December 31, 2007 and filed on February 22, 2008, and incorporated by reference herein.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HOMELAND ENERGY SOLUTIONS, LLC
Date: April 29, 2008	By:	/s/ Stephen K. Eastman
Stephen K. Eastman, Principal Executive Officer

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